K&L Gates LLP 70 West Madison Street Suite 3100 Chicago, IL 60602-4207 T 312.372.1121 www.klgates.com

Mark R. Greer D 312.807.4393 F 312.827.8010 mark.greer@klgates.com

November 3, 2014

BY EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

PowerShares Actively Managed Exchange-Traded Commodity Fund Trust

1933 Act Registration No. 333-193135

1940 Act Registration No. 811-22927

On behalf of PowerShares Actively Managed Exchange-Traded Commodity Fund Trust (the “Trust”), we are transmitting for electronic filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), pre-effective amendment no. 3 to the Trust’s registration statement under the Securities Act, which also is pre-effective amendment no. 3 to its registration under the 1940 Act (the “Amendment”).

Reason for Amendment. This Amendment is being filed to respond to comments provided by the staff of the U.S. Securities and Exchange Commission to a previous pre-effective amendment filed in connection with the registration of the new Trust, along with two new series of the Trust, to be called the PowerShares DB Optimum Yield Diversified Commodity Strategy Portfolio and the PowerShares Bloomberg Commodity Strategy Portfolio.

Comments. Please direct any comments on this filing to the undersigned at (312) 807-4393 or to Alan Goldberg at (312) 807-4227.

Very truly yours,

By:	/s/ Mark R. Greer
Mark R. Greer